# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Navitas Semiconductor Corp, CIK 0001821769
CUSIP: 63942X106
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3520 CHALLENGER ST., TORRANCE, California (CA), 90503
Date of event which requires filing of this statement: 04/23/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-25-000634
Filed by CIK 0001943408
Persons authorized to receive notices and communications: Ranbir Singh, 17141 Collins Ave, Unit 4301, Sunny Isles Beach, Florida (FL), 33160, 703-468-0487; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Singh Ranbir (CIK 0001943408): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 25,056,914; shared voting power 0; sole dispositive power 25,056,914; shared dispositive power 0; aggregate amount beneficially owned 25,056,914 (13.2% of the class)
- SiCPower, LLC (CIK 0001968866): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 24,883,161; shared voting power 0; sole dispositive power 24,883,161; shared dispositive power 0; aggregate amount beneficially owned 24,883,161 (13.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Navitas Semiconductor Corp
Address of issuer's principal executive offices: 3520 CHALLENGER ST., TORRANCE, California (CA), 90503

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The 193,511 Shares directly owned by Dr. Singh were granted to him in connection with his service as an officer and/or director of the Issuer.

The 24,883,161 Shares directly owned by SiCPower were transferred in private transactions on March 14, 2023 and March 23, 2023 from Dr. Singh and the Trust. Such Shares were initially acquired by Dr. Singh and the Trust in partial consideration for the Issuer's acquisition of GeneSiC Semiconductor Inc., which, immediately prior to the acquisition, was 100% owned by Dr. Singh and the Trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 23, 2025, the Reporting Persons entered into a cooperation agreement (the "Cooperation Agreement") with the Issuer, pursuant to which, among other things, the Issuer agreed to: (i) accept the resignation of Gene Sheridan as Chairman of the Board and appoint Richard J. Hendrix, a current Board member, as the new Chairman, and (ii) promptly, and in any event no later than May 1, 2025, accept the resignation of Daniel Kinzer as the Issuer's Chief Technology Officer and Chief Operating Officer and as a member of the Board, with such resignation to be effective upon the appointment of a new director to the Board (the "New Director"), who will be identified and recommended by Dr. Singh to the Board's Governance and Sustainability Committee, subject to the committee's approval in accordance with customary procedures for new director candidates.

Pursuant to the Cooperation Agreement, the Issuer shall recommend, support and solicit proxies for the election of Dr. Singh and the New Director at the Issuer's 2025 annual meeting of stockholders in a manner no less rigorous and favorable than the manner in which the Issuer supports the Board's other nominee at such meeting.

The Cooperation Agreement also provides that the Issuer will form an Executive Steering Committee (the "Executive Steering Committee") of the Board, to be chaired by Dr. Singh, with current Board members, Mr. Hendrix and David Moxam serving as members. The Executive Steering Committee will, among other things, provide oversight of certain strategic matters, including management's capital allocation, expense management, certain senior hiring and succession planning processes, and other matters.

Pursuant to the Cooperation Agreement, the Reporting Persons are subject to customary standstill restrictions until the date that is thirty (30) days prior to the nomination deadline for the Issuer's 2026 annual meeting of stockholders.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 190,529,835 Shares outstanding, as of March 14, 2025, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2025.

As of the date hereof, Dr. Singh owned directly 193,511 Shares, constituting less than 1% of the Shares.

As of the date hereof, SiCPower owned directly 24,883,161 Shares, constituting approximately 13.1% of the Shares outstanding. As sole manager of SiCPower, Dr. Singh may be deemed to beneficially own the Shares owned by SiCPower.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

Other than as set forth in Exhibit 1 and Item 6 below, none of the Reporting Persons have transacted in the Shares since the filing of the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 17, 2025, Dr. Singh was awarded 24,158 fully vested Restricted Stock Units, each of which automatically converted into one Share upon vesting, under the Issuer's annual bonus program applicable to employees of the Issuer during the year 2024. Dr. Singh was previously an executive officer of the Issuer and was employed by an affiliate of the Issuer for a portion of year 2024 corresponding to this award.

On April 23, 2025, the Reporting Persons and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities

99.1 - Cooperation Agreement, dated April 23, 2025, by and among the Issuer and the Reporting Persons

## Signatures
- Singh Ranbir: /s/ Ranbir Singh, Ranbir Singh (04/25/2025)
- SiCPower, LLC: /s/ Ranbir Singh, Ranbir Singh, Sole Manager (04/25/2025)